September 9, 2019

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn:	Mr. Don Field

Re:	Novan, Inc.
Registration Statement on Form S-1
Filed September 5, 2019
File No. 333-233632
Request for Acceleration

Dear Mr. Field:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Novan, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-233632), so that it may be declared effective at 4:30 p.m., Eastern Time on Wednesday, September 11, 2019, or as soon thereafter as is practicable.

If you have any questions, please contact me at (919) 485-8080. Thank you in advance for your assistance.

Sincerely,

/s/ John M. Gay
John M. Gay
VP, Finance and Corporate Secretary

cc:	G. Kelly Martin, Chief Executive Officer
Amy M. Batten, Partner, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.